[redacted]

11019371

UNITED STATES
SECURITIES AND EXCHANGE C[illegible]
Washington, D.C. 2054[illegible]

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8 - 67946

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hexagon Securities LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 25th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Sikorski **212-572-9927**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

BB
3/14 KW
KH 3/25

OATH OR AFFIRMATION

I, Edward Sikorski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hexagon Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

BETH HAZAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6080327
Qualified In New York County
My Commission Expires September 02, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEXAGON SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

HEXAGON SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Managers of
Hexagon Securities LLC

We have audited the accompanying statement of financial condition of Hexagon Securities LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hexagon Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company for the year ended December 31, 2010, which was its first full year of operations, had a net loss and used cash in operating activities, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2011

An independent firm associated with AGN International Ltd

HEXAGON SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash	$	209,014
Accounts receivable		43,513
Receivables from clearing brokers, including clearing deposits of $500,000		549,228
Property and equipment, net		435,762
Prepaid expenses		75,858
Due from related parties		38,667
	$	1,352,042
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	454,652
Member's equity		897,390
	$	1,352,042

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Hexagon Securities LLC (the "Company"), a wholly owned subsidiary of Hexagon HoldCo LLC ("HoldCo"), is a limited liability company and was formed under the laws of Delaware. The Company is an investment bank and securities firm which integrates investment banking, debt capital markets and sales, trading and distribution businesses, while focusing on credit, mortgage and structured product markets.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 28, 2011. Subsequent events have been evaluated through this date.

Restricted Cash

Restricted cash of approximately $102,000 is included in cash in the accompanying statement of financial condition and consists of an irrevocable letter of credit used as a security deposit for the New York office lease. The restriction on the cash account was subsequently removed during January 2011.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Office equipment	5 years	Straight-line
Furniture and fixtures	7 years	Straight-line
Computer hardware	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

1. Nature of business and summary of significant accounting policies (continued)

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements. The Company recognizes revenue at the time the services are provided. Cash collected in advance of services provided is recorded as deferred revenue.

Share-Based Compensation

GAAP requires an entity to measure the cost of employee services received in exchange for share-based awards by the grant date fair value of the awards. The grant date fair value of employee share options and similar instruments is estimated using an option-pricing model adjusted for unique characteristics of the share-based awards. If a share-based award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original reward immediately before the modification. All share-based awards granted to employees are recognized as compensation expense over the service period (generally the vesting period) in the financial statements based on their fair values. GAAP requires an estimate of future forfeitures, which has an impact on share-based compensation expense.

The Company estimates the fair value of membership awards and the impact of future forfeitures for its share-based payments at the grant date. The Company granted options to purchase a 2.0% and a 0.25% membership interest to employees for the year ended December 31, 2010. Significant assumptions used in the option-pricing model include an estimate of the grant date market value of a membership interest, determined through an analysis of comparable companies, and a risk free rate equivalent to 1.24%. There was no material impact on the Company's statement of operations or financial condition as of and for the year ended December 31, 2010.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes as the net income or loss of the Company is included in the income tax return of the sole member. The Company's sole member is subject to the New York City Unincorporated Business Tax ("UBT"). The liability associated with the UBT is principally the result of the operations of the Company. UBT is calculated using currently enacted tax laws and rates and is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification ("Topic"). This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition at December 31, 2010. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2008.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. The Company had a net loss and used cash in operating activities for the year ended December 31, 2010. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management's near and long-term operating strategies focus on exploiting existing and potential competitive advantages while eliminating or mitigating competitive disadvantages. In response to current market conditions and as part of its ongoing corporate strategy, the Company is pursuing several initiatives, such as obtaining additional financing and has implemented aggressive cost cutting programs; in particular, the Company has focused on reducing its fixed costs. These initiatives are intended to increase liquidity and better position the Company to compete under current market conditions. In addition, the members have made contributions to the Company in prior years. Accordingly, the Company's ability to continue as a going concern is dependent upon its adherence to these goals as well as its ability to develop working capital and attain future profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Property and equipment

Property and equipment consists of the following at December 31, 2010:

Office equipment	$ 350,289
Furniture and fixtures	142,045
Computer hardware	113,950
Leasehold improvements	79,885
	686,169
Less accumulated depreciation and amortization	250,407
	$ 435,762

Depreciation and amortization expense amounted to approximately $162,000 for the year ended December 31, 2010.

4. Commitments and related party transactions

The Company entered into an office license agreement which expires in August 2012, whereby the Company will pay a monthly fee of approximately $29,000 and 100% of the additional charges relating to the occupancy of the space, as defined by the agreement. License fees pursuant to the office license agreement amounted to approximately $406,000 for the year ended December 31, 2010.

Aggregate future minimum rental payments are as follows:

Year ending December 31,

2011	$ 350,000
2012	233,000
	$ 583,000

Expense Reimbursements

Due from related parties consist of health insurance premiums due from members of HoldCo of approximately $39,000 at December 31, 2010.

The Company reimbursed a related party for software license fees in the amount of approximately $95,000 for the year ended December 31, 2010.

The Company received expense reimbursements for administrative services provided to an entity related by common ownership in the amount of approximately $152,000 for the year ended December 31, 2010.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $202,000, which was approximately $102,000 in excess of its minimum net capital requirement of $100,000.

6. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $500,000.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions in amounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

The Company had revenue from three customers that accounted for approximately 84% of the Company's investment banking revenues for the year ended December 31, 2010.

8. Income tax

The Company has available a New York City net operating loss carry forward of approximately $2,414,000 at December 31, 2010 to offset future taxable income expiring in 2030.

The Company recorded a deferred tax asset for the tax effect of the New York City Unincorporated Business Tax net operating loss carry forwards. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance at December 31, 2010 for the full amount of the deferred tax asset.

9. Contingencies

The Company is involved in claims and litigations incidental to its business. The Company has not recorded a loss contingency liability on any unsettled claims, but due to the inherent uncertainty of litigation, it is at least reasonably possible that they may suffer a loss. An estimate of the possible loss or range of loss from an adverse result currently cannot be reasonably made. Management believes they have a strong defense to these claims and plans to vigorously defend them.

10. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".